

TransitNet

Bringing Title to the Blockchain

CONFIDENTIAL

October 2020

Fact: There's No Title in Crypto



- Blockchains validate authenticity of a token, but don't record identity or title.
- Demonstrating control of a wallet only proves possession of the keys, not ownership.
- Tokens are effectively bearer assets (like cash, bearer bonds, precious metals, & prepaid gift/debit cards).

The Problem:

Lack of Title Keeps Institutional Players from Adopting Crypto

---

- Crypto as a bearer asset is useful as a cash substitute, but it's a barrier to institutional investors adoption.

- Lack of title is a problem for custodians, auditors, and other service providers.

- Regulators have identified this as a concern.



Institutional Players Need Title

Many requirements of institutional players cannot be met without title:

- Proof of Reserve
- Use as Collateral

- Ability to Insure
- Auditability & Compliance

Service Providers Require Title

Custodians: Legal obligation to prove title of assets taken into their possession

Insurers: Require proof of title in order to underwrite policies related to assets

Auditors: Cannot rely solely on clients' possession of private keys as equivalent to title

Fund Administrators: Need to verify title of the assets they're given to manage

Exchanges: KYC proves a client's identity but can't verify title of assets acquired elsewhere



Regulators Are Demanding Title

Regulators ranging from the Financial Action Task Force (FATF) to the U.S. Treasury have signaled they want a record of ownership, but in most cases this is currently not possible.



"We will not allow cryptocurrency to become the equivalent of secret numbered accounts."

U.S. Treasury Secretary Steven Mnuchin



"All Global Crypto Exchanges Must Now Share Customer Data, FATF Rules"

Coindesk headline (6/21/19)



"Identifying owners of non-custodial wallets in majority cases simply cannot be done by private companies with reasonable certainty."

Jarek Jakubcek, strategy analyst at Europol

TransitNet

The Solution:

Build Crypto's Title Registry of Record

- Create the **offchain registry of record** for digital wallets.

- Combine data from trusted sources & partners with self-reported information to create a comprehensive database.

- Develop a **robust, proprietary concept of title** that works for crypto.



TransitNet

Our Vision:

A Unified Title Platform

- At scale, TransitNet becomes a platform for verifying title for crypto assets.
- Title reports will include details on data sources, origin dates, and title confidence scores.
- Records will be accessible via web application, API, and automated reports.
- Institutional investors can create and manage records and share with service providers.
- Exchanges and others can confirm title real time.


Asset Collision Identifier
TransitNet
Dashboard
Funds
Reports
Users
Tenants
Profile
Logout 1h
Dashboard
Collision Activity
Collisions
Acknowledged
Asset Activity
Deleted
Updated
Created
Fund Activity
Deleted
Updated
Created
User Activity
Deleted
Updated
Created

Proof of Concept

- To validate the need of a title-providing platform, we built a beta product called the **Asset Collision Identifier (ACI)** to give service providers a tool to continuously monitor for the collision (duplication) of digital assets.
- While not a full-blown title registry, ACI enables users to identify if wallet addresses are claimed by multiple managers, helping ensure that specific assets are not being used by more than one fund.
- We invited several well-known crypto service providers to subscribe to ACI and charged them a nominal fee.

Enthusiastic Client Feedback

The pilot clients using the ACI recognize the value of having a third-party tool to help verify title for their clients' assets, validating the market need for a future title registry.



Cohen & Co

BERKOWER LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

TRIDENTTRUST

withum
AUDIT TAX ADVISORY

"TransitNet provides a **critical service** for the audit, tax and service provider community. By providing a secure and private way to identify if multiple managers have claimed a wallet address, TransitNet **enhances our ability to verify the title** for digital assets."

--Corey McLaughlin, Cohen & Company



Strategy Roadmap

● **STAGE 1 (Complete)**
  - Build the Asset Collision Identifier (ACI) product
  - On-board pilot clients to our beta product and establish proof-of-concept
  - Announce product launch and begin building industry credibility

● **STAGE 2 (Next)**
  - Enable title reporting capabilities
  - Initiate direct marketing campaign to funds and service providers
  - Implement partnerships with key industry players

● **STAGE 3 (Future)**
  - Expand validation types
  - External facing validation of ownership and control
  - Link with AML /KYC providers
  - Make platform available to exchanges to validate incoming assets

Huge Market Opportunity

We forecast the number of active cryptographic wallets surpassing 4 billion within several years. Conservatively assuming that between 10-20% of these wallets will be used for business purposes, that implies a TAM in the billions of dollars.





Recurring Revenue Model

Subscription fees will be charged to service providers and financial institutions who need to access data to verify title for business needs and regulatory compliance. Fees will come in the form of subscription agreements and API call fees. We forecast annual revenue growing to >$100M in 5 years.

(Note: These are forward-looking projections that cannot be guaranteed.)   **Page 12**

OUR HISTORY

TransitNet was incubated by CapLinked Inc., a venture-backed software company whose virtual data room SaaS product is used by clients such as Amazon, Hess, KPMG, and Roche to securely share information.

After raising financing from a few select high-profile blockchain investors to build TransitNet's beta product, CapLinked is spinning off TransitNet as a separate company so it can achieve its sweeping vision.

Caplinked™

Investors:

 FOUNDERS FUND

 Kenetic

 BKCM LLC

ALPHABIT

THIEL

 NextProtocol Capital

Experienced Leadership Team



ERIC JACKSON
CEO & CO-FOUNDER
Early-PayPal, Author of "The PayPal Wars"



CHRISTOPHER GREY
COO & CO-FOUNDER
Finance Executive, Angel Investor



WILL COLEMAN
ARCHITECT
Technology consulting for cryptocurrency funds

Advisors (partial list):



ALEX FELIX
COINFUND



KEN MILLER
PAYPAL, INTUIT, GEM



JOHN WU
AVA LABS



CHRIS KITZE
ALPHABIT FUND

INVESTMENT OPPORTUNITY

Investors are able to invest in TransitNet through a Reg CF offering to invest in the company's SAFE.

Interested parties should request information from a company representative for further details.



Let's Build the Future Together

The adoption of digital assets has been hampered by the absence of title. But we know how to solve this problem. Join us in building TransitNet, a critical component of this **new financial infrastructure**.

We look forward to speaking with you.

 **TransitNet**

Eric Jackson
eric@transitnet.io